Exhibit 17.1

From:	Eric Stonestrom
To:	David Brant; Chris Riley; Bandel Carano (Board); Tom Huseby (Board); Scot Jarvis (Board); Michael Flynn; Mathew Oommen (Board); Marc Heimowitz; Glenn Laxdal
Subject:	Resignation from Airspan Board and Executive Chairman Position
Date:	Wednesday, December 20, 2023 6:47:08 PM

Dear Board,

Please take this note as a resignation notice from Airspan's Board and my position as Airspan Executive Chairman, effective December 27th at 9 noon EST. I am available to work on the interim on transition issues. As I have reiterated numerous times, I believe a path to greater shareholder value across all of the classes of stakeholders would have been to agree a pre arranged percentage split of proceeds among the significant classes and then conduct a formal auction with a hard deadline and finite timeline. I wish the group well with your preferred approach.

Eric Stonestrom